P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

August 10, 2023

Ms. Melissa Kindelan

Ms. Kathleen Collins

Mr. Austin Pattan

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nvni Group Limited Amendment No. 1 to Registration Statement on Form F-4 Filed July 11, 2023 File No. 333-272688

Ladies and Gentlemen:

Thank you for your letter dated July 25, 2023, addressed to the undersigned, Pierre Schurmann, Chief Executive Officer of Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 1 (the “First Amendment”) to the registration statement on Form F-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 11, 2023.

We appreciate the effort that went into the Staff’s comments and have carefully considered the Staff’s comments on the First Amendment. Our responses to the Staff’s comments as well as certain other updated information are set forth below. To facilitate the Staff’s review, we have keyed our responses on the headings1 and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow the comments. Where our response is contained in the Amendment No. 2 to the Registration Statement (the “Second Amendment”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference. In addition, we have provided certain information responsive to Comment 9 in a separate letter to the Staff, dated August 10, 2023 (the “Supplemental Letter”).

Defined terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Second Amendment.

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[1]	The page number mentioned in the heading refers to the page number of the First Amendment and the page number mentioned in the response refers to the page number of the Second Amendment.

Summary of the Proxy Statement/Prospectus

New Nuvini Earnout Shares, page 26

1.

We note in response to prior comment 3 you removed disclosures indicating that in the event any New Nuvini Earnout Shares reserved for issuance pursuant to the terms of the Business Combination Agreement are not ultimately issued pursuant to the Earnout Agreements to the persons indicated in such agreements, then such New Nuvini Earnout Shares will be issued instead to the Nuvini Shareholders in accordance with the Business Combination Agreement. You now state that there are no circumstances under which Nuvini Earnout Shares will be issued to persons other than those designated in the Nuvini Earnout Agreements. Please tell us how your revised disclosures support the terms in Section 3.2(g) of the Business Combination Agreement, which appear to indicate that there are circumstances in which such shares will be issued to the company’s shareholders. As previously requested, explain the circumstances in which such shares will be issued to company shareholders instead of those designated in the Earnout Agreements and why shares may ultimately be issued to Nuvini Shareholders as part of the Transaction Consideration referred to in the Business Combination Agreement.

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Summary of the Proxy Statement/Prospectus – Nuvini Earnout Shares” on page 26 and “The Business Combination – Nuvini Earnout Shares” on page 143.

2.

It remains unclear how the information provided here and on page 143 regarding New Nuvini Earnout Shares and other deferred and contingent consideration agrees to your financial statement footnote disclosures beginning on page F-78. Please provide us with a reconciliation of these disclosures in your response and revise any inconsistencies as necessary.

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Summary of the Proxy Statement/Prospectus – Nuvini Earnout Shares” on pages 27 to 28, “The Business Combination – Nuvini Earnout Shares” on pages 144 to 145, “Business of Nuvini and Certain Information About Nuvini – Corporate History” on pages 223 to 225, “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” on pages 263 to 265, “Consolidated Financial Statements of Nuvini S.A. for the Years ended December 31, 2022 and 2021 – Note 5. Business Combination” on page F-79 and “– Note 26. Subsequent Events” on pages F-108 to F-109. The Company has updated these sections to avoid any inconsistencies.

Further, the Company has revised “Consolidated Financial Statements of Nuvini S.A. for the Years ended December 31, 2022 and 2021 – Note 5. Business Combination” on page F-79 and “– Note 11. Intangible assets, net” on page F-92 to revise an incorrect value in the disclosure of impairment loss for goodwill. The Leadlovers impairment analysis stated the incorrect carrying value, recoverable amount and impairment value. The values were considered manual typos and the impairment analysis completed as of December 31, 2022 did not change as a result. The disclosure was updated by the Company accordingly. The carrying value for Leadlovers was valued at R$107,639 and the recoverable amount at R$22,558 as of December 31, 2022, indicating an impairment. As a result of this analysis, the Company recorded the impairment loss for goodwill constituted as a result of the analysis in an amount of R$85,081 in the Nuvini Group.

In addition to updating the above referenced sections, we have included a reconciliation of the previous differences below.

(1)

Value recorded per the financial statement deferred and contingent consideration disclosure as of December 31, 2022. The present value represents the liability owed for both deferred and contingent consideration settled in cash and shares.

(2)

Deferred and contingent considerations are remeasured at fair value at subsequent reporting dates, therefore, the present discount value is included within the reconciliation to arrive at present value of the deferred and contingent consideration as of December 31, 2022.

(3)

Penalties and accrued interest adjustment from the financial statement date of December 31, 2022 to the deferred and contingent consideration valuation date of May 31, 2023 (before the first Registration Statement filing date).

(4)	Payments recorded in 2023 for amortization of principal and deferred and contingent consideration settled in cash.

(5)

Adjustments in 2023 in the Company’s performance compared to the business plan approved as of December 31, 2022, which generated period adjustments in the deferred and contingent consideration values as of May 31, 2023 (before the first Registration Statement filing date).

(6)

The Company notes that the financial statement previously disclosed an incorrect amount for Leadlovers on page F-78 of the First Amendment as this amount was current as of December 31, 2021. The earnout calculation should reflect two Leadlovers partners and was understated by only reflecting one partner in the previous deferred and contingent consideration calculation. The Company has now provided the proper amount as of December 31, 2022 on pages F-79 and F-92.

(7)	Portion of total deferred and contingent consideration converted to payment into Nuvini or New Nuvini Ordinary Shares.

(8)

Value recorded per the First Amendment as of July 10, 2023. This value represents a portion of the total deferred and contingent consideration owed as of fiscal year 2023. Therefore the reconciliation herein bridges the value recorded per the financial statements as of December 31, 2022 to the First Amendment filing as of July 11, 2023. In the new F-4 filing as of August 10, 2023, the Company has adjusted the F-4 deferred and contingent consideration language to be consistent with the financial statement values.

The Company has adjusted the language of the description of the Nuvini Earnouts Agreements to be consistent with the financial statements as of December 31, 2022.

Summary of Unaudited Pro Forma Condensed Combined Financial Information, page 44

3.	Please revise to disclose the number of shares issued and outstanding under the minimum cash redemption scenario in the pro forma balance sheet information both here and on page 209.

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Summary of the Proxy Statement/Prospectus – Summary Unaudited Pro Forma Condensed Combined Financial Information” on page 44 and “Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on page 206.

Risk Factors

Financial, Tax and Accounting-Related Risks

Nuvini S.A. had identified material weaknesses in internal control over financial reporting, page 87

4.

We note your revised disclosures in response to prior comment 4. Please further revise this risk factor header to state, as you have on page 268, that Nuvini S.A has identified material weaknesses in its internal control over financial reporting “and information technology general controls and, as a result restated its previous period’s financial statements.”

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Summary of the Proxy Statement/Prospectus – Risk Factor Summary” on page 40 and “Risk Factors – Financial, Tax and Accounting-Related Risks– Nuvini S.A. has identified material weaknesses in its internal control over financial reporting and information technology general controls and, as a result, restated its previous period’s financial statements. If Nuvini S.A. fails to remediate such material weaknesses (and any other ones) or establish and maintain effective internal controls over financial reporting, Nuvini S.A. may be unable to accurately report its results of operations, meet its reporting obligations and/or prevent fraud.” on page 87.

Unaudited Pro Forma Condensed Combined Financial Information Basis of Pro Forma Presentation, page 205

5.

We note from your revised disclosures in response to comment 9 that if the Minimum Cash Condition is not satisfied and such condition is not waived by Nuvini, the Business Combination will not be completed. Please tell us whether Nuvini has any intent to waive the minimum cash condition and if so, revise to clarify how such waiver might impact the pro forma financial information provided.

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Summary of the Proxy Statement/Prospectus – Summary Unaudited Pro Forma Condensed Combined Financial Information” on page 44 and “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation” on page 206.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Earnings (loss) per share, page 215

6.

Please explain why subscription rights and contingent consideration to be settled in equity are excluded from the pro forma weighted average shares outstanding as indicate in note (4). In your response, tell us the number of shares to be issued for each and the impact on pro forma net loss per share.

Response: In response to the Staff’s comment, the Company has revised the section in the Second Amendment titled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Note 1. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Information” on page 216. In particular, the Company has revised note 4 in the table under the “Earnings (loss) per share” (“EPS”) to disclose the number of subscription rights and contingent consideration to be settled in equity, which are both deemed to be potentially dilutive shares under IAS 33–Earnings Per Share. The subscription rights will be settled in 9,980,309 New Nuvini Ordinary Shares and the contingent consideration will be settled in an estimated 14,415,571 New Nuvini Ordinary Shares. Upon evaluation by the Company, the subscription rights and contingent consideration are excluded from the pro forma EPS calculation for their anti-dilutive impacts.

The Company’s contingent consideration arrangements are subject to time-based conditions and performance-based conditions that are not related to the consummation of the Business Combination, but are rather dependent on the future performance of the Company’s subsidiaries. As the performance-based and time-based conditions were not met for the period ended December 31, 2022, no pro forma adjustment was made to show the settlement of contingent consideration. Therefore, the estimated number of New Nuvini Ordinary Shares arising therefrom were not considered as issued and outstanding, and were not included in computing the weighted average number of New Nuvini Ordinary Shares outstanding. As the number of New Nuvini Ordinary Shares to be issued under the contingent consideration arrangements is dependent upon the future performance of the Company’s subsidiaries, the Company used its best estimate in computing the issued New Nuvini Ordinary Shares.

Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 241

7.

Please explain why you do not use the IFRS measure of net operating revenue in your ARPU calculations and specifically address how you considered whether “gross revenue” used in such calculations represents a tailored accounting principal. Refer to Question 100.04 of the non-GAAP C&DIs.

Response: In response to the Staff’s comment, the Company has revised the section in the Second Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Significant Factors Affecting Nuvini S.A.’s Results of Operations–Key Performance Indicators – ARPU” on page 242

8.

We note that the number of “users,” which is used in your calculation of ARPU is the same as the number of “customers” as disclosed on page 232. We further note that you define a user as a “client” of Nuvini Group. To the extent client, customer and user are the same, please revise to use a consistent reference throughout the filing to avoid any confusion. Alternatively, revise to clearly define what each is intended to represent.

Response: In response to the Staff’s comment, the Company confirms that all of the terms “client,” “customer” and “user” refer to the clients of Nuvini S.A., and has revised all applicable sections in the Second Amendment to consistently use “client” in lieu of “customer” and “user.”

Results of Operations, page 250

9.	We note your response to prior comment 20. Please address the following:

•

You state that the increase in total net operating revenue is “primarily” attributable to growth from Nuvini Acquired Companies. You also attribute the growth to an increased customer base, which appears to be referring to organic revenue growth. Please avoid using vague terms such as “primarily” and revise to include a quantified breakdown of revenue growth due to acquisitions versus organic growth. We refer you to slide 39 of the April 2023 Investor Presentation filed by Mercato Partners Acquisition on April 10, 2023.

•

You discuss the impact of the Mercos acquisition on SaaS platform subscription services, however, this transaction accounted for only R$9.0 million of the R$33.7 million increase. Revise to clarify whether other acquisitions impacted this revenue stream, and if so, include a quantified discussion of such impact. Also, similar to the previous bullet point, revise to provide a breakdown of revenue growth due to acquisitions versus organic growth.

•

So that we may better assess your results of operations discussion, in your response please provide us with a breakdown of revenue for each of the companies acquired since fiscal 2020 for each period for which financial statements are provided. In this regard, based on the diversification of 2023 estimated revenues included in the above named Investor Presentation, this information appears to be available.

•

Similar revisions should be made to your various expense discussions to more clearly explain the increase in such line items versus attributing such change “primarily to” the Nuvini Acquired Companies.

Response: In response to the Staff’s comment under the first, second and fourth bullets, the Company has revised the section in the Second Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Comparison of Fiscal Years Ended December 31, 2022 and 2021” on pages 250 to 252.

In response to the Staff’s comment under the third bullet, the Company has provided the required information through the Supplemental Letter.

Going Concern, Liquidity and Capital Resources, page 254

10.

We note that some of the deferred and contingent cash payments for several of the Nuvini Acquired Companies were due by June 30 or will become due on July 31, 2023. Please tell us the current status of such payments. To the extent the payments have not been made and the terms of the merger agreements were not amended, tell us whether you have secured any additional financing as indicated in response to prior comment 21 or how you intend to make such payments. In addition, please update your disclosures where you indicate that as of December 31, 2022, Nuvini S.A.’s cash and continued operations are sufficient to finance the next six months of its consolidated operations (i.e. through June 30, 2023).

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Going Concern, Liquidity and Capital Resources – Going Concern” on pages 254 to 256 and “Consolidated Financial Statements of Nuvini S.A. for the Years ended December 31, 2022 and 2021 – Note 26. Subsequent events” on pages F-108 to F-109. Regarding the deferred and contingent cash payments that became due, the Company has amended the agreements with all Nuvini Acquired Companies to defer payments previously due on June 30 and July 31, 2023 to October 2, 2023 or another defined payment date based on the consummation of the Business Combination. To date, the Company has not secured any additional financing, but is currently negotiating with other parties to secure capital in the event amendments to the merger agreement do not occur.

Non-IFRS Financial Measures

Adjusted Free Cash Flow, page 254

11.

As previously requested in prior comment 17, revise to disclose net cash from (used in) operating activities with greater prominence to adjusted free cash flow. Refer to Question 102.10 of the non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K. Also, please change your reference to free cash flow on page 3 to adjusted free cash flow to be consistent with your disclosures elsewhere throughout the filing.

Response: In response to the Staff’s comment, the Company has revised the sections in the Second Amendment titled “Important Information about GAAP, IFRS and Non-IFRS Financial Measures” on page 3, “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Non-IFRS Financial Measures” on page 253, and “Nuvini S.A. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Going Concern, Liquidity and Capital Resources – Cash Flows” on page 258.

Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021 Note 20. Net operating revenue, page F-102

12.

Please tell us what “gross operating revenue” in your summary of net operating revenue represents. Specifically address whether this is a non-IFRS measure of revenue and if so, how you determined such reference is appropriate in your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. To the extent this does not represent a measure of revenue, please explain and revise the description of this line item accordingly.

Response: In response to the Staff’s comment, “gross operating revenue” represents amounts recorded prior to the reduction for applicable municipal service taxes (ISS) and federal value-added taxes (PIS and COFINS), as well as contract cancellations and returns. The Company has included this measure to satisfy a Brazilian statutory disclosure requirement to provide a reconciliation between revenue to taxable gross revenue and it is a standard disclosure for dual-listed registrants. In order to satisfy this requirement, the Company has included this reconciliation in the explanatory note in the section titled “Consolidated Financial Statements of Nuvini S.A. for the Years ended December 31, 2022 and 2021 – Note 20. Net operating revenue” on page F-103.

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If the Staff has comments or questions regarding our responses as set forth above or in the Second Amendment, we would appreciate an opportunity to discuss those matters in a conference call with the Staff. We are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned, through counsel, Edward S. Best of Mayer Brown LLP at +1 (312) 701-7100 or ebest@mayerbrown.com, if you have any other comments or questions.

Very truly yours,

NVNI GROUP LIMITED

By:	/s/ Pierre Schurmann
Name:	Pierre Schurmann
Title:	Chief Executive Officer

cc: Edward S. Best

 Mayer Brown LLP